MUNDOVAL FUND
GLOBAL VALUE INVESTING

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Call: 858-454-4837

Mundoval Differentiators

Management Team invested in fund alongside clients.

Long-term investment horizon with low turnover of portfolio holdings.

Diversified across both US and international businesses.

Consistent investment approach through market cycles

Mundoval Facts

As of 8/31/12

Ticker: MUNDX
CUSIP: 62613P202
Inception Date: 9/3/2004
Holdings: 29
2011 Turnover: 44%
Net Assets: $13.5 mil
Total Annual Fund Operating Expenses: 1.50%
No sales loads or distribution fees

You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus by

Why Mundoval Didn't Like the Facebook IPO

When a company first makes its stock available to purchase in the open marketplace, it holds an initial public offering, or IPO.

IPO shares historically have been sold for the account of a privately owned enterprise or syndicate, enabling the enterprise to cash in on favorable market conditions while diversifying their own finances.

Although there are exceptions to the rule, investors should be wary of new issues for two reasons:

1. Promoting an IPO involves special salesmanship often related to those syndicated entities that have made financial commitments to underwrite the offering.
2. Most new issues are sold when conditions are believed to be most optimal for the seller and consequently, less favorable for the buyer.

Facebook Sends the Marketplace a Friend Request

On May 18, 2012, shares of Facebook (FB) were first sold to the public in an IPO priced at $38 per share for a total company valuation of over $100 billion.

Underwriters for the issues touted a favorable story to prospective investors that focused on Facebook's 900 million users and leading market share in social networking. Yet prior to the IPO, Facebook reported that 2011net income was approximately $1 billion, putting the price-to-earnings or P/E ratio near 100 (for some perspective, as value investors we prefer businesses with a P/E ratio somewhere in the teens). Consequently, as lock-up periods expired and controlling shareholders were allowed to sell their stock, the share price dropped to less than $19. Even after the price plummet, Facebook shares still sell for a P/E ratio over 65.

Facebook Price Drop Goes Viral

calling 1-877-59-FUNDS. The prospectus should be read carefully before investing.

As Facebook has fallen, social-gaming company **Zynga** (ZNGA), which counts on Facebook for a huge percentage of its user base and revenue, has also plummeted, seeing more than a 70% price decline since it offered 100 million shares at $10 in mid-December. In July, Zynga missed earnings expectation,reporting disappointing performance for games like Farmville and difficulties transitioning to mobile platforms.

Similarly, **Groupon** (GRPN) the daily deals company, has dropped more than 75% since its IPO in December.Originally sold for $20 per share, Groupon's stock price has dropped to $4 per share as revenue and earnings guidance have come in well below original expectations. Since its inception, Groupon has yet to report positive net income.

If the Market Likes it, We Probably Wont

IPO's are sold to the public when controlling shareholders believe market conditions best suit their interests. Despite the expensive prices investors paid relative to company earnings and other traditional measures of valuation, the aforementioned IPO's were "successful" thanks to timing that caught investor perceptions of social gaming and networking near peaks of optimism.

Ironically, the investing public will have an aversion to purchasing these very issues when their share prices drop to levels that are more attractive in relation to their historical operating performance and intrinsic business values! We often find investment opportunities when buyers become pessimistic, bringing stock prices down to attractive levels.

The Mundoval Fund has never purchased an IPO for the aforementioned reasons. Instead, we will continue to invest in global businesses that are understandable, run by managers that are shareholder oriented, and priced at a level that we believe is favorable to buyers, not sellers.

Tel: (858) 454-4837
Email: info@mundoval.com